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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of

February 2003

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.

Form 51-901F Quarterly Report:

Unaudited Interim Financial Statements

Second Quarter Ended 12/31/2002, dated 2/28/2003

2.

Press Release: March 5, 2003

Press Release: March 6, 2003

99.1

CEO Evaluation and Sarbanes Certification

99.2

CFO Evaluation and Sarbanes Certification

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)
British Columbia	INCORPORATED AS PART OF:
Securities Commission	X	Schedule A
	X	Schedule B
(place X in appropriate category)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
International Barrier Technology Inc.	December 31, 2002	03/02/28

ISSUER’S ADDRESS	c/o 750 West Pender Street, Suite 604

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	BC	V6C 2T7	604-689-9773	1-800-638-4570
CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.

Michael Huddy	Director	1-800-638-4570
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS

info@intlbarrier.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Victor Yates”	VICTOR YATES	03/02/28
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

“David J. Corcoran”	DAVID J. CORCORAN	03/02/28
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

(Electronic signatures should be entered in “quotations”)

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the six months period ended December 31, 2002

Schedule A:  Financial Information

–  See financial statements attached

Schedule B:

Analysis of expenses and deferred costs:

General and administrative expenses

–  See financial statements attached

Cost of goods sold
Materials	$ 721,871
Plant wages	157,354
Plant overhead	31,880

$ 911,105

2.

Related party transactions

Aggregate amount of expenditures made to parties not at arm’s-length consist of the following expenses incurred with a director and a private company controlled by a director:
Interest	$ 9,113
Management fees	18,000
Wages	75,006

$ 102,119

3.  Summary of securities issued and options granted during the period:

a)  There were no securities issued during the period under review:

b)  There were no options granted during the period under review.

4.  Summary of securities as at the end of the reporting period:

Description of authorized share capital including number of shares:

–  See Note 3 to the financial statements

Number and recorded value of shares issued and outstanding:

–  See Note 3 to the financial statements

Description of options, warrants and convertible securities outstanding:

–  See Note 3 to the financial statements

Number of shares in each class of shares subject to escrow or pooling agreements 173,452

5.  List of Directors and Officers:

David Corcoran, Director

Victor Yates, Director

Michael Huddy, President and Director

Tom Corcoran, Secretary

Schedule C:  Management Discussion

See attached

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the six month period ended December 31, 2002

Schedule C:

Management Discussion

Presidents Message:

Sales

Sales reported for the six month period ending December 31, 2002 were $1,171,674, an increase of nearly 50% over the same period last year when $784,286 was reported.  Gross profit numbers were up by $49,073 (23.2 percent) to a total of $260,569 as well.  The gross profit margin declined slightly to 22.4 percent versus 27.0 percent in the previous year.  Barrier experienced a $125,549 loss for the six-month period, down from an operating loss of $181,122 in the previous year.  On a positive note, Barrier was profitable for the three-month period ending December 31, 2002 earning $14,851 as compared to an operating loss of $17,900 in the same three-month period in the previous year. A key difference of note, however, is that Barrier received a $37,526 “license fee”, related to “integral” technology, from Pyrotite Corporation during the period.

Sales as measured by the volume of surface feet sold increased from 825,520 square feet to 1,066,920 square feet: an increase of 29.2 percent.  The major growth area has been the Florida market.  Florida sales in the six-month period ending December 31, 2002 were 438,540 square feet whereas in the same period during the previous year sales volume shipped to Florida was 140,500 square feet.  Barrier’s focus on the builder’s of multi-family homes in Florida is showing great results.  Barrier intends to continue this type of marketing focus in the states of Georgia and Texas, where multi-family home development is robust.

Cost of goods sold increased to $911,105 (77.8 percent of total sales) from $572,790 (73.0 percent of sales).  This increase is due, in part, to increasing energy costs over the period.  Energy cost affects Barrier directly, as the charges to heat the buildings and curing ovens increase, but it also affects Barrier indirectly, in that costs of delivered materials has increased as a result of increasing transportation costs.  Barrier anticipates that energy costs will become even more a factor in cost escalation over the next year.  Oil distribution disruptions resulting from the threat of war in the Middle-east and the very cold winter being experienced all over the continental US is affecting available supplies causing continued price increases.

Raw material costs (not withstanding the freight cost for delivery) have remained fairly constant.  No significant upward pressure on raw material costs is expected over the near term.  Although labor on an average dollar per hour basis has increased slightly, fewer hours are required to produce product.  Labor costs on a dollar per square foot of production has actually decreased slightly in the past year.  Barrier anticipates this trend to continue as volumes continue to grow and the plant is able to schedule and operate on an efficient schedule.

Operating expenses increased slightly to $56,025 from $52,800.  A license fee recovery of $37,526 (US$24,000) was received during the period to decrease total operating expenses to $18,499.  Research and Development expenses during the period were lower than the previous period.  Royalty charges were higher based on the increased volume shipped.  Licensee fee expenses for the US rights to the Pyrotite Technology continue to be 3 percent of gross “treatment” sales paid on a quarterly basis with a $50,000 US annual minimum reconciled at year-end.

Administrative expenses increased to $303,093 from a total of $281,665 in the same period last year.  Most of the administrative cost categories held quite consistently to last years expenses.

New market developments continue to provide opportunity for future sales.  These markets involve interior “painted” walls for remote equipment shelters and corridor walls.  Barrier continues to experiment with process technology needed to utilize our existing production equipment to spray apply an epoxy paint system over the top of Blazeguard.  This panel will compete directly with plastic overlaid (FRP) panels in a variety of applications.  Plastic burns readily with dangerous “smoke-developed” properties making it a dangerous choice even if used in combination with fire-rated sheet rock.  Barrier’s Blazeguard product provides a cost effective alternative to plastic/sheet rock overlaid panels but Blazeguard needs to be finished with a surface coating that will compete in serviceability to plastic.

Barrier has continued the development of a rated roof assembly for modular/commercial building applications.  Work which had started in 2001 has continued with the support of Mulehide Building Systems, Inc. (a subsidiary of ABC Supply, Inc.).  Mulehide carries a variety of “private-labeled” materials that are currently used in mobile/modular roofing systems including adhesives and surface membranes.  Blazeguard will provide an integral portion of a new commercial roof system Mulehide plans to market in 2003.  Extensive fire and wind load testing has already been completed.  Underwriters Laboratories has been asked to develop a plan for final testing and “listing” of the new system.  This process should be complete by late summer 2003.

Barrier’s existing market applications continue to provide the basis of sales and fund the current cash flow requirements of the Company.  New construction in multi-family residential building projects has emerged as our largest and most stable market.  Barrier’s Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida has become the best US market for the Blazeguard product.   The Lowe’s Contractor Yard’s have continued to convince multi-family development contractors to use Blazeguard.  Blazeguard continues to be the only fire-rated sheathing the Lowe’s Company has approved to sell.

Barrier has begun to negotiate a program of Blazeguard distribution through the Lowe’s Home Center Distribution Yards.  Most of the nearly 1,000 Lowe’s stores have commercial sales departments, which cater to the builder community.  Barrier receives calls from these commercial sales departments almost daily.  Finally resolving how to handle less than full truck-load quantity shipping will greatly enhance our ability to be competitive at these stores.

Manufactures Reserve Supply, Inc., Barrier’s wholesale lumber distributor in New Jersey and eastern Pennsylvania continues to be a significant and important customer.  Their business, however, remains focused on FRT “roof replacement” projects at the expense of exciting opportunities in new construction.  Barrier has communicated the importance of establishing a “new construction” focus to MRS’s Blazeguard sales and marketing efforts in the coming year.  MRS has expressed their willingness to improve in this endeavor.

Investor Relations

During the period ended December 31, 2002, Barrier has not incurred investor relations.

Liquidity and solvency

As at December 31, 2002, Barrier had a working capital deficiency of $777,172 compared to a working capital deficiency of $703,915 at June 30, 2002.  Barrier continues to investigate potential financing opportunities to fund the operations. Management continues to advance funds as required to meet ongoing cash requirements.

Michael D. Huddy, PhD., President, Director

International Barrier Technology Inc.

Watkins, Minnesota, USA

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(Unaudited – See Notice to Reader)

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM BALANCE SHEET

December 31, 2002

(Stated in Canadian Dollars)

(Unaudited - See Notice to Reader)

	(Unaudited)	(Audited)
	December 31,	June 30,
ASSETS	2002	2002
Current
Cash	$ 16,795	$ -
Accounts receivable	168,600	125,529
Inventory	67,466	84,658
Prepaid expenses and deposits	11,362	9,127

	264,223	219,314
Capital assets	946,863	990,676
License fee and technology	1	1

	$ 1,211,087	$ 1,209,991

LIABILITIES
Current
Bank indebtedness	$ 147,121	$ 69,358
Accounts payable and accrued liabilities – Note 4	478,270	468,015
Unearned income	7,007	8,942
Due to related parties – Note 4	250,369	217,256
Current portion of long-term debts	36,727	44,048
Current portion of obligation under capital leases	121,901	115,610

	1,041,395	923,229
Long-term debts	161,082	161,330
Obligation under capital leases	1,008,901	1,000,174

	2,211,378	2,084,733

SHAREHOLDERS’ DEFICIENCY
Share capital – Note 3	11,029,276	11,029,276

Deficit	(12,029,567)	(11,904,018)

	(1,000,291)	(874,742)

	$ 1,211,087	$ 1,209,991

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENT OF EARNINGS

for the three and six months ended December 31, 2002 and 2001

(Stated in Canadian Dollars)

(Unaudited - See Notice to Reader)

Three months ended December 31,	Six months ended December 31,
	2002	2001	2002	2001
		(Restated		(Restated
		– Note 5)		– Note 5)
Sales	$ 606,551	$ 434,579	$ 1,171,674	$ 784,286
Cost of goods sold	472,659	277,273	911,105	572,790

Gross profit	133,892	157,306	260,569	211,496

Operating Expenses (Recovery)
Research and development	4,393	19,738	16,935	36,445
License fee expense (recovery)	(17,952)	9,490	1,564	16,355

	(13,559)	29,228	18,499	52,800

Administrative Expenses
Accounting and audit	9,533	20,076	21,535	20,076
Filing fees	549	3,657	1,097	4,058
Foreign exchange (recovery)	(11,103)	12,518	67,036	70,419
Insurance	2,892	2,539	10,078	10,041
Interest and bank charges – Note 4	10,256	8,220	19,429	19,167
Interest on long-term debt	14,311	7,620	31,008	22,962
Legal	2,619	376	4,586	1,350
Office and miscellaneous	14,232	10,372	23,601	23,943
Telephone	1,892	1,264	4,568	2,857
Transfer agent	3,922	-	4,673	-
Travel, promotion, trade shows	7,706	10,961	16,476	19,019
Wages and management fees – Note 4	64,877	39,298	99,006	87,773

	112,686	116,901	303,093	281,665

Loss before amortization	34,765	11,177	(61,023)	(122,969)

Amortization	(19,914)	(29,077)	(64,526)	(58,153)

Net income (loss) for the period	$ 14,851	$ (17,900)	$ (125,549)	$ (181,122)

Basic and diluted loss per share	$ 0.00)	$ (0.00)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	13,138,355	12,538,355	13,138,355	12,538,355

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENT OF DEFICIT

for the six months ended December 31, 2002 and 2001

(Stated in Canadian Dollars)

 (Unaudited - See Notice to Reader)

		(Restated
		– Note 5)
	2002	2001

Deficit, beginning of the period	$ (11,904,018)	$ (11,586,977)

Net loss for the period	(125,549)	(181,122)

Deficit, end of the period	$ (12,029,567)	$ (11,768,099)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and six months ended December 31, 2002 and 2001

(Stated in Canadian Dollars)

 (Unaudited - See Notice to Reader)

Three months ended December 31,	Six months ended December 31,
	2002	2001	2002	2001
		(Restated		(Restated
		– Note 5)		– Note 5)
Operating Activities
Net income (loss) for the period	$ 14,851	$ (17,900)	$ (125,549)	$ (181,122)
Items not involving cash:
Amortization	19,914	29,077	64,526	58,153
Foreign exchange	(8,407)	12,050	53,093	58,870

	26,358	23,227	(7,930)	(64,099)
Changes in non-cash working capital items related to operations:
Accounts receivable	(92,300)	(8,879)	(43,071)	119,013
Prepaid expenses and deposits	(3,530)	3,983	(2,235)	(548)
Inventory	7,282	50,137	17,192	13,844
Accounts payable and accrued expenses	25,480	(29,775)	10,255	35,719
Due to related parties	19,556	11,130	33,113	23,967

Cash provided by (used in) operating activities	(17,154)	49,823	7,324	127,896

Investing Activity
Purchase of capital assets	(4,091)	(247)	(20,713)	(247)

Cash used in investing activity	(4,091)	(247)	(20,713)	(247)

Financing Activities
Increase (decrease) in bank indebtedness	48,986	(30,419)	65,014	(84,051)
Decrease in long term debts	(21,321)	(6,109)	(29,899)	(12,534)
Decrease in obligation under capital leases	(2,240)	(12,707)	(15,745)	(25,450)
Decrease in unearned income	(134)	(341)	(1,935)	(5,614)

Cash provided by (used in) financing activities	25,291	(49,576)	17,435	(127,649)

Increase in cash during the period	4,046	-	4,046	-

Cash, beginning of the period	-	-	-	-

Cash, end of the period	$ 4,046	$ -	$ 4,046	$ -

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(Stated in Canadian Dollars)

(Unaudited - See Notice to Reader)

Note 1

Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, except as noted below, follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements.  These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended June 30, 2002.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Note 2

Stock-based Compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after July 1, 2002.

Note 3

Share Capital

Authorized:

100,000,000 common shares without par value

Issued:	Number	$
Balance, June 30, 2002 and December 31, 2002	13,138,355	11,029,276

Escrow:

At December 31, 2002, 173,452 shares are held in escrow by the Company’s transfer agent.  The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation Plan

At December 31, 2002, the Company has granted the directors the option to purchase 1,310,000 common shares of the Company.  The options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grants.

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(Stated in Canadian Dollars)

(Unaudited - See Notice to Reader)

Note 3

Share Capital – (cont’d)

Commitments: - (cont’d)

Stock-based Compensation Plan – (cont’d)

A summary of the status of company’s share purchase plan for the six months ended December 31, 2002 is presented below:

Weighted
Average
Number	Exercise
of Shares	Price
Options outstanding and exercisable, beginning and end of the period	1,310,000	$0.10

The following summarizes information about the stock options outstanding at December 31, 2002:

	Exercise	Expiry
Number	Price	Date
480,000	$0.10	February 28, 2003
830,000	$0.10	June 5, 2007

1,310,000

Note 4

Related Party Transactions

The Company was charged the following by directors of the Company or private companies with common directors:

Six months ended December 31,
	2002	2001
Interest and bank charges	$ 9,113	$ 5,967
Wages and management fees	93,006	88,344

	$ 102,119	$ 94,311

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(Stated in Canadian Dollars)

(Unaudited - See Notice to Reader)

Note 4

Related Party Transactions – (cont’d)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at December 31, 2002 is $66,840 (June 30, 2002:  $62,097) owing to directors of the Company.

The amount due to related parties at December 31, 2002 of $250,369 (June 30, 2002:  $217,256) consists of amounts due to directors of the Company or private companies with common directors.  These amounts are unsecured, have no specific terms of repayment and bear interest at 10% per annum.

Note 5

Comparative Period Restatements

During the year ended June 30, 2002, in accordance with new recommendations of the Canadian Institute of Chartered Accountants, the Company retroactively changed its accounting policy with respect to the deferral and amortization of foreign exchange gains or losses on long-term debt.  Such gains or losses are no longer deferred but are included in the current year results of operations.  The policy change was made after December 31, 2001 and accordingly, the comparative figures for the three and six months ended December 31, 2001 have been restated to include foreign exchange expenses of $4,050 and $44,572 net of amortization respectively which were previously deferred.

Note 6

Differences between Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which except as disclosed below conform with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

Under US GAAP shares held in escrow are excluded from the weighted average number of shares outstanding for reporting loss per share.  Accordingly, 173,452 (2001:  173,452) common shares held in escrow have been excluded.

	2002	2001
Net loss for the six month period per Canadian and US GAAP	$ (125,549)	$ (181,122)
Basic loss per share per US GAAP	$(0.01)	$(0.01)
Weighted average number of shares outstanding per US GAAP	12,964,903	12,364,903

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC  V6C 2T7

Tel: 604-689-0188

March 5, 2003

SYMBOL: IBH: TSX-V

IBTGF.OB

PRESS RELEASE

The Company announces that its wholly-owned subsidiary, Pyrotite Coatings of Canada, Inc. and Pyrotite Corporation (“Pyrotite”), the licensor of the Company’s technology, have negotiated a letter of intent for the purchase by the Company of the world wide technology rights to the Pyrotite Technology.  The Pyrotite Technology is a unique fire retardant formulation.  The Company has had the rights to manufacture and market products incorporating the Pyrotite Technology since 1986 but has not owned the technology.

Subject to a final agreement the Company will pay the total purchase price of US$1 million for the Technology rights of which US$50,000 will be advanced as a non refundable deposit and the balance will be paid by September 30th 2003.

To fund the deposit, and provide working capital, the Company will carry out an equity refinancing consisting of a private placement and shares for debt settlement. The Company has negotiated a non-brokered private placement in the amount of 3,500,000 shares of the Company at a price of $0.10 per share for gross proceeds of $350,000.

As part of the refinancing certain principals of the Company who are its major creditors have agreed to settle outstanding amounts owed of $314,377 by the issue of 2,000,000 shares of the Company at a deemed price of $0.15 a share.

The Company will pay a finders fee and an advisory fee totaling $50,000 in connection with the transactions.

Certain directors and officers have agreed to the cancellation of 800,000 incentive stock options exercisable until June 5, 2007 at the price of $0.10 a share.  The Company has agreed to grant 800,000 new stock options under its stock option plan to individuals who shall become directors and officers on completion of the financing.  The options are exercisable for a period of five years at the price of $0.10 a share.

The foregoing is subject to regulatory acceptance.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC  V6C 2T7

Tel: 604-689-0188

March 6, 2003

SYMBOL: IBH: TSX-V

IBTGF.OB

PRESS RELEASE

Vancouver British Columbia – International Barrier Technology Inc.  Further to the Company’s news release dated March 5, 2003 the Company announces that certain directors and shareholders of the Company arranged a sale of 2,000,000 shares of the Company at a price of $0.10 per share through the facilities of the TSX Venture Exchange.  The proceeds from this sale will be used to fund a portion of a non-brokered private placement of 3,500,000 shares of the Company at a price of $0.10 per share announced on March 5, 2003.

Proceeds from the private placement will be used for working capital and for the Company’s wholly-owned subsidiary Pyrotite Coatings of Canada, Inc.

The private placement is subject to regulatory acceptance.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “DAVID J. CORCORAN”

      David J. Corcoran

      Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

EXHIBIT 99.1

CERTIFICATIONS

I, Michael Huddy, certify that:

1. The registrant's other certifying officers and I have reviewed this Quarterly Report on Form 6-K of International Barrier Technology Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c)

presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Quarterly Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March 7, 2003           /s/Michael Huddy_____________________________

                                  Michael Huddy, President, CEO and Director

Certification Accompanying Periodic Report

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. Section 1350)

In connection with the Quarterly Report of International Barrier Technology Inc. (the "Company") on Form 6-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof  (the "Report"), I, Michael Huddy, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or

       15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/Michael Huddy____________________

Michael Huddy

Chief Executive Officer

March 7, 2003

EXHIBIT 99.2

CERTIFICATIONS

I, David Corcoran, certify that:

1. The registrant's other certifying officers and I have reviewed this Quarterly Report on Form 6-K of International Barrier Technology Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c)

presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Quarterly Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March 7, 2003          /s/David Corcoran_________________________

                                 David Corcoran, Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of International Barrier Technology Inc. (the "Company") on Form 6-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof  (the "Report"), I, David Corcoran, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or

      15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/David Corcoran                 -

David Corcoran

Chief Financial Officer

March 7, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 0-20412

(Registrant)

Date: March 7, 2003         By /s/ Michael Huddy______________________________

                                                Michael Huddy, President and Director